Via EDGAR (Correspondence)
April 2, 2008
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Biogen Idec, Inc. Form 10-K for the Fiscal Year Ended December 31, 2007 Filed February 14, 2008 File No. 000-19311
Dear Mr. Rosenberg:
This letter sets forth the response of Biogen Idec, Inc., a Delaware corporation (the “Company” or “we”), to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s letter of March 21, 2008 (the “Comment Letter”) regarding the above-referenced annual report on Form 10-K.
For reference purposes, the text of each of the Staff’s numbered comments has been provided herein in bold. Our responses follow each of the comments.
Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 44
1.	It does not appear that you provided the performance graph required by Item 201 (e)(1) of Regulation S-K. Please advise.
Consistent with Instruction 7 to Item 201(e) of Regulation S-K, we will include the performance graph with the annual report “wrap” that accompanies the Form 10-K and proxy material to be sent to stockholders in connection with our upcoming annual meeting.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47.
Financial Condition and Liquidity, page 63
Contractual Obligations and Off-Balance Sheet Arrangements, page 65
2.	Please revise your contractual obligations table to include interest payable on long-term debt.
Following is a revised contractual obligations table as of December 31, 2007, which includes interest on long-term debt.

	Payments Due by Period (in millions)
		Less than 1	1-3	4-5	After
	Total	Year	Years	Years	5 Years

Non-cancellable operating leases	$124.8	$27.1	$47.0	$32.2	$18.5
Notes payable (1)	1,573.8	1,512.1	39.2	5.6	16.9
Other long-term obligations	15.4	9.5	5.9	—	—

Total contractual cash obligations	$1,714.0	$1,548.7	$92.1	$37.8	$35.4

(1)	Excludes interest associated with $1,500 million of short-term debt expected to be refinanced in 2008.
The above presentation differs from the contractual obligation table included in our 2007 Form 10-K by approximately $10.8 million in total. We believe the impact is immaterial to the chart presented and to our financial condition and liquidity.
We plan to include a contractual obligation table in our Form 10-Q for the period ended March 31, 2008 to reflect the issuance in March 2008 of $1,000 million of long-term debt. In that table, we will include the expected interest on all long-term debt.
Item 15. Exhibits, Financial Statement Schedules, page 74
3.	Please provide us with an analysis supporting your determination that the following agreements that you have described in your filing are not required to be filed pursuant to Item 601 (b)(10) of Regulation S-K or file these agreements as exhibits:
•	Acquisition agreement relating to Syntonix Pharmaceuticals, Inc.
•	Purchase agreement with Fumapharm AG
•	Supply agreement with Cell Therapeutics, Inc.
•	Development agreement with Neurimmune SubOne AG
•	Development agreement with Cardiokine Biopharma LLC
•	Exclusive collaboration and license agreement with mondoBIOTECH, AG
•	Collaboration agreement with Alnylam Pharmaceuticals, Inc.
•	Development agreement with UCB, S.A.
•	Collaboration agreement with PDL BioPharma, Inc.
•	Collaboration agreement with Sunesis Pharmaceuticals, Inc.
We analyze each of our agreements for materiality when we enter into them. In the case of the agreements listed in question 3, we concluded that none is a material contract required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K. Supply agreements, collaborations and development agreements are all contracts that ordinarily accompany our business. Even the acquisition agreement for Syntonix Pharmaceuticals, Inc. and the purchase agreement for Fumapharm AG are ordinary course agreements for a company such as ours because they represent another method of acquiring underlying technologies, biological compounds, and molecules, which occur in the ordinary course. None of these contracts falls within one of the enumerated categories under Item 601(b)(10)(ii) that would disqualify these from the ordinary course exception.

Consolidated Financial Statements
Notes to Consolidate Financial Statements
1. Business Overview and Summary of Significant Accounting Policies, page F-7
Revenue Recognition, page F-13
Reserves for Discounts and Allowances, page F-14
4.	Please provide us support for your “consignment sales model” that records cost of sales at the time you ship product under the patient assistance and patient replacement goods programs. Include reference to the specific paragraphs within the accounting literature that support the accounting treatment you adopted for this expense. Revise your disclosure to:
•	Explain why you characterize this as a “consignment,”
•	When title and risk of loss passes in the transaction;
•	The dollar amount of inventory as of each balance sheet date designated to be distributed through these programs, and the accounting policy for valuing and the cash flow assumption for recording these inventories; and
•	The amount of the cost of sales recorded under these programs for each year presented.
We have a patient assistance program under which we provide AVONEX at no cost to those eligible for our indigent patient program, “Access.” This program provides access to AVONEX to patients who are unable to afford the drug. In addition to the Access program, we also maintain a Replacement Goods program for patients who encounter issues with AVONEX purchased through normal distribution channels to provide replacement product, at no additional cost to the patient. These programs do not generate revenue. These programs are administered by one of our distributors (the “Administrator”). Under these programs, the Administrator ships product from its inventory directly to the Access-enrolled patients and patients seeking replacement product. These programs have been in operation in excess of 5 years.
Effective January 1, 2007, we entered into a new arrangement with the Administrator whereby shipments of AVONEX that are to be used to fulfill product requests under the Access and Replacement Goods programs are specifically identified and delivered separate from AVONEX that will be sold through normal distribution. Inventory provided to fulfill product request under these programs is not segregated until shipment to the Administrator. Prior to shipment, the inventory is available for sale into the normal distribution channel. Since revenue will never be realized for such shipments, and there is no basis to recover the costs of the inventory, we record the cost of goods sold for the product once it is shipped to the Administrator.
We have referred to this arrangement as the “consignment sales model” because the Administrator is holding inventory to be used under the Access and Replacement Goods programs. However, neither the Administrator nor we hold consigned inventory under this arrangement under contractual terms. At the time inventory is designated for the programs and shipped to the Administrator, we relieve the inventory and record cost of goods sold. For the year ended December 31, 2007, approximately $2.5 million was charged as cost of goods sold related to the Access and Replacement Goods programs.
Because we do not hold consigned inventory and based on your comments, we will remove the word “consignment” from our future filings. Accordingly, we propose the disclosure be amended as follows for our 2008 Form 10-K:
“Effective January 1, 2007, we changed the manner in which we administer our patient assistance and patient replacement goods programs. Prior to January 1, 2007, AVONEX product shipped ~~for~~ to administer these programs was invoiced and recorded as gross product revenue and an offsetting provision ~~for discount and returns~~ was recorded for expected credit requests from the distributor that administers these programs on our behalf (as such, no net revenue was recorded for these shipments). Effective January 1, 2007, we entered into a new arrangement with a distributor~~, which established a consignment sales model~~. Under the new ~~sales model~~ arrangement, gross revenue is not recorded for product shipped to satisfy these programs, and cost of sales is recorded when the product is shipped.”
15. Research Collaborations, page F-46
Neurimmune, page F-46
Cardiokine Biopharma LLC, page F-46
5.	Please revise the disclosures to better explain why consolidating Neurimmune SubOne AG and Cardiokine Biopharma LLC is required. In your response, please address the following citing the applicable guidance in FIN 46(R) as applicable:
•	Tell us what your variable interest is in Neurimmune and Cardiokine and how you determined you are the primary beneficiary under FIN 46(R)
•	Tell us why you believe it is appropriate to record the IPRD against the minority interest upon consolidation;
•	Tell us why recording the minority interest in other income is appropriate. Please cite the specific accounting literature (by pronouncement and paragraph) that supports your accounting.
During 2007, we entered into research collaboration agreements with Cardiokine Biopharma, LLC and Neurimmune SubOne, in which we obtained developmental and commercialization rights to their biological compounds. Cardiokine Biopharma, LLC and Neurimmune SubOne are subsidiaries of their respective parent companies, Cardiokine Inc. and Neurimmune Therapeutics, AG, that were created specifically and solely to develop and commercialize these biological compounds.
We believe that the research collaboration agreements are variable interests as the term is defined in paragraph 2c and B2 of FIN 46(R), Consolidation of Variable Interest Entities, because these contractual arrangements absorb the variability of the assets and liabilities of the respective entities. We applied the guidance in FSP FIN46(R)-6, Determining the Variability to be Considered in Applying FASB Interpretation No. 46(R), which requires that the purpose of the entity be assessed to determine the variability that is created and passed on to interest holders. The assets, liabilities, and activities of Cardiokine Biopharma LLC are limited to those necessary for the development and commercialization of Lixivaptan, to which we have exclusive access. Similarly, the assets, liabilities, and activities of Neurimmune SubOne AG are limited to the development of the human antibodies that will be used in the treatment of Alzheimer’s disease. Since the activities of these entities are limited to those associated research and development of the respective assets, their expected losses consist mostly of research and development costs and any variability in those costs. Through the collaboration arrangement with these entities, we absorb more than a majority of the entities’ expected losses. Consequently, we concluded that we were the primary beneficiary and, in accordance with paragraph 14 of FIN 46(R), we have consolidated their results of operations.
Paragraph 18 of FIN 46(R) requires that the primary beneficiary of a variable interest entity initially measure the assets, liabilities, and noncontrolling interests of the newly consolidated entity at their fair values on the date we first became the primary beneficiary. As a result of this process, we valued the entities at an aggregate value of approximately $116 million representing intangible assets that had not reached a point of technical feasibility. The value of the assets was written-off, in accordance with Statement of Financial Standard No. 2, Accounting for Research and Development (R&D) Costs. We recorded our portion of the intangible asset write-off as R&D expense ($52 million) and we recorded the write-offs associated with the value retained by the minority interest as IPR&D ($64 million). R&D and IPR&D are both components of our operating income.
The IPR&D charge was allocated to the equity holders of the entity. Because the entity holds a single asset, the value of the IPR&D charge equals the fair value of the equity holders’ interest and reduces the value of the minority interest to zero. Accordingly, the combined financial statement impact of these agreements to our financial statements was an R&D expense of $52 million and an IPR&D charge of $64 million. The IPR&D charge was offset by a minority interest credit of an equal amount.
In the introduction to Statement of Financial Standard No. 160, Noncontrolling Interests In Consolidated Financial Statements, an amendment of ARB No. 51, (SFAS 160) the FASB states that “before [SFAS 160] was issued, limited guidance existed for reporting noncontrolling interests. As a result, considerable diversity in practice existed. So-called minority interests were reported in the consolidated statement of financial position as liabilities or in the mezzanine section between liabilities and equity. Previously, net income attributable to the noncontrolling interest generally was reported as an expense or other deduction in arriving at consolidated net income. It also was often presented in combination with other financial statement amounts. This Statement improves comparability by eliminating that diversity.” As such, we believe there is no specific accounting pronouncement, prior to the adoption of SFAS 160, prescribing or prohibiting the classification of minority interest activity in the statement of income.
We record minority interest as other income (expense) within our consolidated statements of income. Our minority interest activity consists primarily of the transactions discussed above. All activity from other minority interest sources is de minimis. Our minority interest activity is specifically disclosed in our Other Income (Expense), Net footnote and we believe that this presentation has provided users of our financial statements with meaningful and sufficient information. Accordingly, we believe that different or additional disclosure is not required.
***
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission. The Company also acknowledges that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call the undersigned at 617-679-2803 or Michael F. MacLean, Senior Vice President, Chief Accounting Officer and Controller at 617-679-3973, if you have any questions regarding the matters addressed in this letter or require any additional information.
Sincerely,
By: /s/ Paul J. Clancy
Paul J. Clancy
Executive Vice President, Finance and
Chief Financial Officer